Exhibit 21.1

The Company has the following wholly owned subsidiaries:
CCBM, Inc.
CLLR, Inc.
Carrizo UK North Sea Limited
Carrizo (Marcellus) LLC
Carrizo Marcellus Holding, Inc.
Chama Pipeline Holding LLC
Hondo Pipeline, Inc.
Pecos Pipeline LLC

The Company also has less than a 10% interest in the following affiliate:
Oxane Materials, Inc.
Pinnacle Gas Resources, Inc.